TRANS WORLD CORPORATION

June 23, 2006

Mr. Michael Fay
Accounting Branch Chief
U.S. Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC 20549-3561

Re:          Response to the June 14, 2006 SEC memo
                Form 10-KSB: For the Year Ended December 31, 2005
                File No. 000-25244

Dear Mr. Fay:

Pursuant to our phone conversation with Mr. Herbert Scholl, of the U.S. Securities and Exchange Commission, on June 23, 2006, and per his suggestion, we are restating our request for confidential treatment under Rule 83 for the previously provided schedule of 3-year summary P&L’s with statistics (5 pages), which was part of our correspondence filing on June 21, 2006.

Respectfully yours,

/s/ Rami S. Ramadan
Rami S. Ramadan
President, Chief Executive Officer and
Chief Financial Officer

545 FIFTH AVENUE, SUITE 940, NEW YORK, NEW YORK 10017

TEL:  212.983.3355  FAX:  212.983.8129